Mike Norona
Executive Vice President-Chief Financial Officer

Advance Stores Company, Incorporated
5008 Airport Road
Roanoke, VA 24012

Phone: 540-561-6459
E-mail: mike.norona@advance-auto.com
July 27, 2015

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via E-mail AND EDGAR

Re:    Advance Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2015
Filed March 3, 2015
File No. 001-16797

Dear Ms. Thompson,
This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated July 13, 2015, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended January 3, 2015 filed on March 3, 2015 (the “2015 10-K”). In order to ease your review, we have repeated each of the comments in its entirety.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 26

1.
We note that your disclosure of the net sales analysis for all periods presented includes a discussion of changes in comparable store sales driven by increases or decreases in “traffic,” “average transaction amount” and/or “transaction count.” If these are key metrics reviewed by management, we would generally expect you to quantify the metric(s) for each period presented in addition to explaining how it impacted the change in your net sales. As part of your response, please quantify these metrics to help us better understand how they impacted your results. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. We may have further comments after considering your response.

United States Securities and Exchange Commission
July 27, 2015

Response: Consistent with how management principally reviews the financial results of the Company, the Company provided the key, quantitative indicators of its total sales growth which consisted of acquired sales, new store growth and comparable store sales. The Company’s net sales for Fiscal 2014 increased by $3,350.0 million, or 51.6%, over net sales for Fiscal 2013. This growth was primarily due to sales of $3,040.5 million from the acquired General Parts International, Inc. ("GPI") operations, $150.4 million in sales from the 53rd week, comparable store sales of 2.0% and sales from new stores opened during Fiscal 2014. In Fiscal Year 2014, the Company’s acquired sales were the predominant driver as a result of the Company’s acquisition of GPI at the beginning of the year. The Company also provided additional information in the form of traffic (or transaction) count and transaction size based on sales to its Commercial and DIY customers. The Company periodically includes such information in the analysis of its sales results to further explain the drivers of its comparable store sales results.

Comparable store sales is the key indicator of the Company’s existing store sales and is a function of transaction count and average transaction size. During 2014, the Company’s comparable store sales increased 2.0%, or $125.8 million, as the result of a 3.7% increase in the average transaction size, partially offset by a 1.5% decline in transaction count. The decline in transaction count was due to a number of factors including a gradual shift in higher mix of Commercial customers, excluding the impact of GPI acquisition in Fiscal 2014. The Company expects to continue to see a long-term shift in customer mix towards Commercial customers as a result of a larger market opportunity and increased investments to better serve those customers, which will help drive an increase in overall average transaction size but pressure transaction count. The average transaction size is significantly larger for Commercial customers because a single Commercial sale may combine products for multiple jobs or represent a more complex job. Therefore, as the Company increases the mix of Commercial customers this will drive an increase in average transaction size. The Company’s primary goal from a topline sales perspective is to increase comparable store sales by executing on its key strategies in serving both Commercial and DIY customers while realizing that the overall growth rates are different for these customer groups based on the previously discussed factors.

Therefore, the Company believes the description of qualitative drivers of the change in comparable store sales as explained in its Results of Operations, as clarified in this response, is more valuable for an understanding of the Company’s results than the magnitude of the quantitative changes in average transaction size and transaction count in Total or by Commercial and DIY. These qualitative factors are intended to provide supplemental, directional support of the Company’s overall change in comparable store sales as driven by its Commercial and DIY customers and consistent within the Company’s industry. Furthermore, the overall change in comparable store sales is the primary indicator that links back to the Company’s strategies and to the Company’s total profitability results. In future filings, the Company proposes to furnish additional information, as necessary, to explain its fluctuations in transaction count and average transaction amount which will connect its comparable sales results back to the key strategies discussed in the Executive Overview and earnings call which should provide investors more useful information when analyzing the Company’s sales results compared to its previous performance and against the results of its peer companies. As an example, the Company has illustrated the enhanced disclosure for 2014 by including the additional commentary as follows (additions noted in bold):

United States Securities and Exchange Commission
July 27, 2015

“Net sales for Fiscal 2014 were $9,843.9 million, an increase of $3,350.0 million, or 51.6%, over net sales for Fiscal 2013. This growth was primarily due to sales of $3,040.5 from the acquired GPI operations, $150.4 million in sales from the 53rd week, comparable store sales of 2.0% and sales from new stores opened during Fiscal 2014. Our comparable store sales increase reflected stronger performance from Commercial, driven by increases in both traffic and average transaction amount, partially offset by a decrease in DIY sales driven by lower traffic count. The increase in Commercial transactions is expected due to the larger market opportunity in the Commercial business combined with our increased focus and investments in serving Commercial customers. The decrease in DIY customers was driven by inconsistent customer traffic in many of our markets due to weather, less market opportunity and overall more competition. Our overall transaction value increased primarily due to higher priced products sold to Commercial and DIY customers, which reflects the gradual increase in price and complexity of automotive parts and accessories, and a higher mix of Commercial sales.”

	2014	2013
Comparable Store Sales %	2.0%	(1.5)%
Net Stores Added (excluding GPI stores)	124	151

2.
We note from your results of operations disclosures on page 25 that Commercial drove increases in 2014 comparable store sales and a decrease in your gross profit rate and that the sales increase was partially offset by DIY sales movements. Please separately quantify and explain the reasons for the changes in the comparable store sales and gross profit of your Commercial and DIY operations. It appears such information would be useful to investors considering your disclosures on page 5 indicate that Commercial is your “growth engine” and that you “have concentrated a significant amount of our investment on increasing our Commercial sales.” We further note from the prepared remarks during the Q4 2014 earnings call that “the commercial business led the way during the quarter once again delivering strong comparable store sales gains” and that the “DIY business continued its uneven sales trends” and “delivered inconsistent performance in 2014.” Additionally, considering you classify costs associated with your Commercial delivery program within SG&A expense, please explain to us what consideration you gave to presenting and discussing the results of your Commercial and DIY businesses at a level below gross profit.

Response: The Company’s net sales for Fiscal 2014 increased by $3,350.0 million, or 51.6%, over net sales for Fiscal 2013. This growth was primarily due to sales of $3,040.5 million from the acquired GPI operations, $150.4 million in sales from the 53rd week, comparable store sales of 2.0% and sales from new stores opened during Fiscal 2014. Although the mix of comparable store sales changed slightly between Commercial and DIY, the vast majority of the acquired GPI sales were to Commercial customers resulting in a significantly higher mix of Commercial sales. As a result Commercial sales increased from 40.4% of total sales in 2013 to 57.0% in 2014. Although the Company does believe that Commercial sales will be our growth engine due to

United States Securities and Exchange Commission
July 27, 2015

industry dynamics, we do not expect to continue to see a dramatic shift in our sales mix that was caused by the acquisition of GPI.

The Company’s comparable sales increase was driven by an increase in average transaction size partially offset by a decline in transaction count. The increase in average Commercial and DIY transaction size coupled with an increase in Commercial transaction count more than offset the decline in DIY transactions, both of which are more fully explained in the Company’s response to Comment #1. Transaction count and average transaction size are not quantified industry metrics disclosed by the Company or its competitors in the automotive aftermarket industry.

The changes in comparable store sales mix between Commercial and DIY sales did not materially impact the Company’s gross profit rate. The total gross profit rate was significantly impacted by the lower product margins on the acquired Commercial sales that significantly impacted our mix of sales. Commercial sales typically have lower margins due to the impact of lower selling prices. The remaining drivers of the change in the Company’s gross profit rate were higher supply chain costs partially offset by acquisition synergy savings.

The Company does not manage its operating results, such as gross profit, operating income or other level of profit, between Commercial and DIY. Outside of product margins, which exclude distribution and other supply chain costs, the Company does not internally report a gross profit or other metric of profitability by Commercial and DIY. Commercial delivery costs that are classified in SG&A are rolled up to total SG&A and did not significantly impact our SG&A rate. The Company does not specifically break out other SG&A expenses between Commercial and DIY.

In future filings, the Company proposes to be more clear on what impacts, if any, that Commercial and DIY sales have on total sales and gross profit individually if material.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

3.
Based on the prepared remarks included within the Q1 2015 earnings call, we note that your Speed Perks loyalty program is one of three initiatives you expect to improve your DIY business. Please tell us more about your loyalty program accounting policies along with what consideration you gave to disclosing these details within your filing.

Response: In 2014, the Company launched its retail loyalty program, Speed Perks, which rewards do-it-yourself (“DIY”) customers with coupons based on qualifying purchases at the Company’s stores. The program allows a DIY customer to enroll by providing sufficient contact information to receive either an email or text message. Customers enroll at no charge and do not pay a membership fee. After enrolling in Speed Perks, members receive a $5 reward coupon for each qualifying purchase between $30 and $100 in a single transaction. A $20 reward coupon is earned for each purchase of $100 or more in a single transaction. The reward coupons are sent via

United States Securities and Exchange Commission
July 27, 2015

email or text message within about two to three days of the qualifying transaction. The reward coupons have no cash value and may be redeemed on a future qualifying purchase, subject to minimum purchase thresholds, and expire 60 days after the date of issuance.

The Company accounts for the Speed Perks program in accordance with Financial Accounting Standards Board Accounting Standards Codification 605-50-Customer Payments and Incentives (“ASC 605-50”). According to ASC 605-50:

“The vendor shall recognize the rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund. Measurement of the total rebate or refund obligation shall be based on the estimated number of customers that ultimately will earn and claim rebates or refunds under the offer (that is, breakage should be considered if it can be reasonably estimated).”

Based on this guidance, the Company records a reduction to revenue in the period that reward coupons are earned by members, and records a corresponding deferred revenue liability. The Company recognizes the deferred revenue in the period the reward coupons are redeemed.

The Company evaluated the necessity for disclosure of its Speed Perks program accounting policy and activity in the footnotes to its consolidated financial statements and determined that disclosure was not warranted due to immateriality. As of January 3, 2015 the Company had deferred revenue of $765 thousand related to its Speed Perks program and during the year ended January 3, 2015, the Company recognized $596 thousand of deferred revenue associated with the redemption of reward coupons as the program was still relatively new. The deferred revenue liability represented 0.02% of the Company’s total current liabilities as of January 3, 2015, and the Speed Perks program deferred revenue recognized upon redemption for the year ended January 3, 2015 was 0.006% of sales, which are immaterial for disclosure purposes.

The Company will continue to account for its Speek Perks program in accordance with ASC 605-50 and will continue to monitor the program’s impact on its consolidated financial statements and whether disclosure in the corresponding footnotes is required based on materiality.

Note 4. Acquisitions, page F-17

4.
We note that you allocated approximately 56% of your General Parts International, Inc. (“GPI”) purchase price to inventory. Based on the pro forma financial statements included in Exhibit 99.4 of your Form 8-K/A filed November 25, 2013, we note that, although not a final determination, you assumed no inventory fair value adjustments since a “preliminary review of the nature, condition and age of GPII’s inventory indicates the assets’ fair value equals their book value.” Please tell us the fair value adjustment you recorded related to GPII’s inventory and explain to us in sufficient detail how your treatment complied with GAAP. For example, demonstrate to us, if applicable, that the inventory amount recorded reflected estimated selling price less the sum of costs of disposal and a reasonable profit allowance for your selling effort. See ASC 820-10-55-21.

United States Securities and Exchange Commission
July 27, 2015

Response: Based on the preliminary information available at the time of the Company’s filing of Exhibit 99.4 to Form 8-K/A on November 25, 2013, the Company believed that the historical carrying value was the best estimate of the fair value of General Parts International, Inc.’s (“GPI's”) inventory because the acquired inventory was comprised of merchandise purchased and held for resale in its completed state as described in more detail later in this response. Subsequent to the acquisition of GPI on January 2, 2014, the Company completed a detailed valuation analysis to determine the fair value of GPI’s inventory on the acquisition date, which resulted in a reduction to the carrying value to arrive at fair value.

The Company’s detailed valuation analysis for the acquired GPI inventory was conducted in accordance with ASC 820-10, Fair Value Measurements, which describes three primary valuation techniques for determining fair value: the market approach, the replacement cost approach and the income approach. In addition ASC 820-10-35-36 states, “Valuation techniques used to measure fair value shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs.”

The Company selected the replacement cost approach to estimate the inventory’s fair value at acquisition, which is consistent with generally accepted valuation practices for inventory that is readily replaceable in a wholesale or retail business as described in ASC 820-10-55-21(f) so that the fair value measurement reflects the price that would be received in a transaction to sell the inventory to another retailer that would complete the selling efforts. In the application of the replacement cost approach, the book value of the inventory, subject to certain adjustments, was deemed to be representative of fair value. This approach maximized the use of observable inputs by using historical purchase prices and is considered appropriate based on the nature of the acquired inventory. The acquired inventory was comprised of merchandise purchased and held for sale in its completed state. GPI did not manufacture the inventory, and therefore the manufacturing profit associated with the inventory was already included in its carry value. In addition, GPI did not perform any other value-added activities to the inventory and only the selling efforts to be completed by the Company subsequent to the acquisition remained.

In applying the replacement cost approach, the Company made total adjustments of $178 million to the historical carrying value of inventory as of the acquisition date for relevant factors impacting its current fair value. Approximately $106 million was a reduction in inventory values for items determined to be obsolete or slow-moving/excess, which were measured based on their estimated selling prices or scrap values. The remaining adjustments were made to adjust the historical carrying value of GPI’s inventory to a value that was reflective of fair value, including the removal of GPI’s historical LIFO reserve and adjustments for vendor allowances and capitalized inventory costs. The Company’s believes that these adjustments will result in a normal selling margin consistent within its industry.

United States Securities and Exchange Commission
July 27, 2015

Conclusion:
As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.
Thank you for your attention to the Company’s response to your comment. Should you have any questions or comments with respect to this filing, please call me at (540) 561-6459 or e-mail at mike.norona@advance-auto.com.

Sincerely,
/s/ Michael A. Norona

Michael A. Norona
Executive Vice President and Chief Financial Officer

cc:	Jason Niethamer (Securities and Exchange Commission)
Jill Livesay (Advance Auto Parts, Inc.)
Christina Melendi (Morgan, Lewis & Bockius LLP)